Exhibit 99.1

NOVONIX TM Set for Growth OTC Small Cap Growth Conference, October 10, 2024

INPORTANT NOTICE AND DISCLAIMERS The information contained in this presentation (the “Presentation”) has been prepared by NOVONIX Limited (ACN 157 690 830) (“the Company” or “NOVONIX”) solely for information purposes and the Company is solely responsible for the contents of this Presentation. It is intended to be a summary of certain information relating to the Company as at the date of the Presentation and does not purport to be a complete description of NOVONIX or contain all the information necessary to make an investment decision. Accordingly, this Presentation is not intended to, and should not, form the basis for any investment, divestment or other financial decision with respect to the Company. Any reproduction or distribution of the Presentation, in whole or in part, or the disclosure of its contents, without prior consent of the Company, is prohibited. Not an Offer This Presentation does not constitute, nor does it form part of an offer to sell or purchase, or the solicitation of an offer to sell or purchase, any securities of the Company. This Presentation may not be used in connection with any offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not permitted by law or in which the person making the offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Any offering of securities will be made only by means of a registration statement (including a prospectus) filed with the U.S. Securities and Exchange Commission (the “SEC”), after such registration statement becomes effective, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements under the U.S. Securities Act of 1933, as amended. No such registration statement has become effective, as of the date of this Presentation. Forward-Looking Statements This Presentation contains forward-looking statements about the Company and the industry in which it operates. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this presentation include, among others, statements we make regarding the performance of our Generation 3 Furnaces and their ability to meet customer specifications, and cost, throughput and sustainability targets, our increased production target and timing of commercial production of our Riverside facility, our ability to achieve profitability and sales price targets, the efforts and potential benefits of our working with the U.S. Department of Energy, ability to satisfy future capital needs, and the timing of our future site expansions. We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission ("SEC"), including the Company's annual report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov. Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this Presentation. Accordingly, recipients of this Presentation should not place undue reliance on forward-looking statements. Any forward-looking statement in this Presentation is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law. Industry and Market Data This Presentation contains estimates and information concerning our industry and our business, including estimated market size and projected growth rates of the markets for our products. Unless otherwise expressly stated, we obtained this industry, business, market, and other information from reports, research surveys, studies and similar data prepared by third parties, industry, and general publications, government data and similar sources. This Presentation also includes certain information and data that is derived from internal research. While we believe that our internal research is reliable, such research has not been verified by any third party. Estimates and information concerning our industry and our business involve a number of assumptions and limitations. Although we are responsible for all of the disclosure contained in this Presentation and we believe the third-party market position, market opportunity and market size data included in this Presentation are reliable, we have not independently verified the accuracy or completeness of this third-party data. Information that is based on projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, which could cause results to differ materially from those expressed in these publications and reports. Trademarks, Service Marks and Trade Names Throughout this Presentation, there are references to various trademarks, service marks and trade names that are used in the Company’s business. “NOVONIX,” the NOVONIX logo and other trademarks or service marks of NOVONIX appearing in this Presentation are the property of NOVONIX or its subsidiaries. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation are listed without the ® or symbol, as applicable, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this Presentation are the property of their respective owners. ASX: NVX Nasdaq: NVX | OTC Small Cap Conf. October 2024 2 logo

Providing Revolutionary Solutions to the Battery Industry NOVONIX Investment Highlights Leading U.S. based battery materials and technology company with lower carbon footprint Large and growing market for battery materials supported by localization efforts NOVONIX Simmonds Facility in Nova Scotia, Canada Intellectual property portfolio for synthetic graphite manufacturing and all-dry, zero-waste NMC cathode synthesis Battery Technology Solutions provides competitive advantage to accelerate innovation NOVONIX Riverside Facility in Chattanooga, Tennessee Customer and government financing support paving a path to profitability as a sector leader ASX: NVX Nasdaq: NVX | OTC Small Cap Conf. October 2024 Logo 3

Competitive Advantage Through Synergistic Operating Structure



NOVONIX
ANODE MATERIALS

- Leading domestic supplier of battery-grade synthetic graphite
- Large scale and sustainable production to advance North American battery supply chain
- Strategically positioned to accelerate clean energy transition through proprietary technology, advanced R&D and partnerships



NOVONIX
BATTERY TECHNOLOGY SOLUTIONS

- Develops industry leading Ultra-High Precision Coulometry cell testing equipment
- Offers R&D Services with in-house pilot line, cell testing, and expertise to accelerate customer development programs



NOVONIX
CATHODE MATERIALS

- Commercializing patented synthesis technology
- Process technology minimizes environmental impact while producing high performance materials
- Pilot line producing samples with large-scale production of up to 10 tpa

NOVONIX
ASX: NVX Nasdaq: NVX | OTC Small Cap Conf. October 2024
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Proprietary Process Technologies Lead Clean Energy Transformation

NOVONIX ESG Commitment

Environmental
Our mission is to develop innovative, sustainable technologies and high-performance materials to service the electric vehicle and energy storage industries

Social
The health, safety, and wellbeing of our employees and the communities we operate in are essential to NOVONIX's success and growth

Governance
NOVONIX believes corporate governance is central to its business objectives and a critical element contributing to the preservation of shareholder value

Environmental Benefits of NOVONIX Technology

	Anode Materials	Cathode Materials
Inputs	• Clean power sources[1] • High purity input materials	• Reduced power requirements • No reagents
Process	• Proprietary furnace and process technology • Increased energy efficiency • No chemical purification	• Proprietary all-dry, zero-waste cathode synthesis technology • Simplified processing requirements and flowsheet
Outputs	• Support higher-performance lithium-ion batteries resulting in longer life • Negligible facility emissions • LCA[2] demonstrated a ~60% decrease in global warming potential	• No sodium sulfate waste • Eliminates process waste-water • Negligible facility emissions

1 - Tennessee Valley Authority, 2022 Sustainability Report notes 52% of power is from carbon-free sources.
2 - The Life Cycle Assessment (LCA) conducted by Minviro Ltd. demonstrated a ~60% decrease in global warming potential (GWP) relative to conventional anode grade synthetic graphite versus Chinese product.

NOVONIX
ASX: NVX Nasdaq: NVX | OTC Small Cap Conf. **October 2024**
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Focus Items and Key Highlights

Scale Operations – On Track to Deliver Commercial Production	• Complete Riverside engineering to optimize facility and maximize capacity • Installation of equipment to reach 3K tpa by year-end to support customer timelines • Leverage Riverside engineering to progress Greenfield facility plans
Secure Tier 1 Customers	• Pursue supply agreements with tier 1 OEMs and cell manufacturers • Allocate remaining Riverside capacity through customer supply agreements • Continue to allocate Greenfield facility capacity through customer agreements
Secure Financing to Scale Operations	• Invest in Riverside with receipt of MESC grant funds • Monetize 48C tax credit to scale future production at Riverside facility • Progress DOE Loan Program Office application for Greenfield facility • Attract strategic investment aligned with capacity ramp
Maintain Industry Leading R&D Efforts for Battery Materials	• Test high-nickel cathode materials from patented all-dry, zero-waste process in full-cell performance • Enhance BTS offerings for additional revenue and services

NOVONIX ASX: NVX Nasdaq: NVX | OTC Small Cap Conf. October 2024 6

Battery Technology Solutions Logo

At the Forefront of battery technology UHPC Hardware Enables quick reliable predictions of battery lifetime Ultra-High Precision Coulometry testing equipment Research & Development Services Materials Development and Characterization Cell Design and Prototyping Cell Testing Analytical materials lab Pouch and cylindrical cell manufacturing pilot line Diagnostic tools and performance testing NOVONIX Battery Technology Solutions (BTS) provides cutting edge technology that is highly sought after for R&D services to create the next gen battery — potentially accelerating R&D from years to weeks with proprietary technology ASX: NVX Nasdaq: NVX | OTC Small Cap Conf. October 2024 8 Logo

Cathode Materials Logo

Cathode Synthesis Needs to be Clean and Simple Opportunity Overview 10 Cathode Synthesis Needs to be Clean and Simple In 2024 the global cathode market size value estimated at US$27B, with a forecasted revenue of >US$100B by 20301 Nickel-based cathode material represents about 30-50% of the cost of a battery cell CBMM and ICoNiChem agreements work to improve cathode active materials using their input materials Each tonne of cathode powder generates 3,500-15,0001,2 liters of water waste and 1-2 tonnes of sodium sulphate waste1 With multiple patent applications filed, cathode synthesis technology provides high nickel cathode materials with: ─ Higher yields at lower costs ─ No water waste ─ Flexible input materials logo Mordor Intelligence, Benchmark Minerals, various Equity Research reports including Bernstein and JP Morgan and NOVONIX estimates 2. J.Power Sources: S. Ahmed, P.A. Nelson, K.G. Gallagher, N. Susarla, D.W. Dees. Cost and energy demand of producing nickel manganese cobalt cathode material for lithium-ion batteries 10 Logo

Cathode Synthesis: Engineering Scoping Study Results Hatch Study Estimated Findings [FEL-1] Capital Intensity Lowered by ~30 % Fewer unit operations leads to simplified flowsheet Higher mass feed rate due to ‘hydroxide-free’ feedstock Operational Process Expenses Lowered by ~50% Fewer unit operations leads to lower labor costs Low-to-no processing reagents Lower power consumption ─ More efficient calcination ─ Fewer processing steps Lower maintenance costs Lower waste treatment costs More Environmentally Friendly process ~26% lower power consumption & CO2 intensity ~65% less water usage Eliminates production of sodium sulphate byproduct No ammonia required removing a significant safety risk NOVONIX engaged Hatch to provide a ‘Process Comparison Study’ by contrasting the patented NOVONIX All-Dry, Zero-Waste Cathode Synthesis Process against conventional cathode synthesis for comparative costs and environmental details Note: Please see Hatch disclaimer shown in September 12, 2023, press release on Study description and estimates. ASX: NVX Nasdaq: NVX | OTC Small Cap Conf. October 2024 LOGO 11

NMC622 Cathode Cycling Performance Competitive with Commercial Materials Whitepaper on NOVONIX Cathode Materials is available online novonixgroup.com/cathode-materials ASX: NVX Nasdaq: NVX | OTC Small Cap Conf. October 2024 LOGO12

Anode Materials Logo

Strong EV Growth building pressure for a localized supply chain Battery Demand Remains Robust (GWh) ESS Various OEMS Toyota Volkswagen BMW Stellantis Honda Ford GM Tesla Other +38% CAGR Market is estimating ~10% North American growth in 2024. Some OEMs and cell manufacturers have slowed plans, but new entrants have increased overall demand Government incentives are supporting the projected ~ 50% adoption rate in electric vehicle by 2030 Forecasted EV demand showing double digit growth through 2030 Global Trade Policies Support Localization of US Supply Chai Strong U.S. reliance on Chinese graphite and battery materials presents challenges for IRA compliance China announced export controls for battery graphite. Recent trade statistics reported from Japan News showed China is limiting exports to Japan and United States U.S. IRC provides the advanced manufacturing production tax credit Section 45X and the revival of the qualifying advanced energy investment credit under Section 48C China imposes export curbs on graphic Restrictions on critical electric vehicle battery material to escalate tensions with US China, word top graphite producer tightens exports of key battery material China’s drastic reductions reduction in graphite exports to Japan urgent need for diversification Japanese imports LOGO 14

Production Capacity will Benefit From Expected North America Customer Demand

North American Graphite Shortfall, Ex-China (K tpa)[1]



2025
Demand
Supply
0
500
1,000
1,500
NOVONIX
N.A.
NOVONIX supply based on Riverside production capacity
2030
Demand
Supply
0
500
1,000
1,500
NOVONIX supply based on target production capacity

NOVONIX has agreements with KORE Power, LGES, Panasonic Energy, and PowerCo, and each of their facility plans account for ~33% of North American forecasted customer demand in 2030[1]

NOVONIX Anode Material Outperforms in Testing



1.00
0.96
0.92
0.88
0.84
0.80
0
200
400
600
800
1000
Cycle
NOVONIX
Synthetic
Tesla
Natural

- NOVONIX offers **improved capacity retention** compared to industry leading materials (including a Tesla Model S cell used as a reference benchmark)
- Better capacity retention means **less range loss over time** for an electric vehicle

1. Benchmark Minerals Intelligence (August 2024), Company Reports, NOVONIX estimates.

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ASX: NVX Nasdaq: NVX | OTC Small Cap Conf. October 2024
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Localizing the Synthetic Graphite Supply Chain 16 Localizing the Synthetic Graphite Supply Chain Localizing the Synthetic Graphite Supply Chain Domestic Supply Producing high-performance synthetic graphite materials sustainably for local supply of Tier 1 battery and OEM customers High Performance Our products are developed to meet or exceed Tier 1 EV OEMs specifications Cleaner, More Efficient Technology Produced with cleaner energy sources with virtually zero emissions and uses no harmful chemicals Strategic Relationships Leveraging close collaboration with partners and customers to bring our anode materials to market Key Strategic Relationships Customer Agreements Anchor Customers for Riverside Technology Agreements Progressing Qualification to Lead to Future Supply Agreements Strategic Investors Invested US$180 Million Strategic Suppliers Raw Material Suppliers and Technology LOGO 16

NOVONIX Signs Off-Take Agreement with Panasonic Energy

Panasonic Energy Overview



Panasonic Energy's Kansas Plant

- Panasonic Energy is a leading developer of battery cell technology for EV and ESS batteries in the U.S.
- Panasonic Energy has developed relationships with Tesla, Honda, Toyota, Mazda, Subaru, Ford, and Lucid in North America to supply EV batteries
- Panasonic Energy plans to have ~200 GWh of gigafactories in North America

Highlights of Agreement

- NOVONIX and Panasonic off-take agreement signed in February 2024 for high-performance synthetic graphite material to be supplied from NOVONIX's Riverside facility in Tennessee to support Panasonic Energy's North American operations
- Commencing in 2025, the agreement supports the purchase of 10K tonnes of synthetic graphite over 4 years and is subject to agreed upon milestones regarding final mass production qualification and timelines
- The agreement includes a pricing structure that incorporates a mechanism for price adjustments in response to significant changes in NOVONIX's raw material costs
- Inflation Reduction Act benefits both companies in building local supply chain:
  - NOVONIX – Advanced manufacturing of critical minerals and battery material
  - Panasonic Energy – Local manufacturing of battery cells

Panasonic
ENERGY

NOVONIX

ASX: NVX Nasdaq: NVX | OTC Small Cap Conf. October 2024

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Commissioned First Large-Scale Battery Grade Synthetic Graphite Production Facility in North America

Riverside Facility Overview

- Purchased and opened Riverside facility in 2021, highlighted by a grand opening attended by US Secretary of Energy Jennifer Granholm
- Facility to scale to 20K tpa aligned with customer demand
- Progressed engineering to support procurement of additional primary production equipment to meet 2024 targets


NOVONIX

NOVONIX Riverside Facility, Chattanooga, Tennessee

Readiness for Commercial Production

Technology/Product

- NOVONIX is running regular Generation 3 Furnace production campaigns to optimize operational performance and support customer sampling programs
- Recent production campaigns validate furnace throughput, sustainability and demonstrate improving operating margin of ~23% to ~30% for Riverside

Customer Supply Agreements

- Supply Agreement with KORE Power to supports scaling to 12K tpa for their KOREplex facility
- Panasonic Energy signed binding supply agreement for 10K tonnes from 2025-2028

Financing

- NOVONIX was awarded a grant from MESC for US$100 million
- Selected to receive a US$103 million 48C tax credit
  - Qualifying advanced energy project credit can be monetized through its sale for cash
  - Company has a period of two years within which to satisfy the requirements and claim the tax credit

NOVONIX

ASX: NVX Nasdaq: NVX | OTC Small Cap Conf. **October 2024**

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NOVONIX’s Product Technology Advantage NOVONIX Advantage Applications such as electric vehicles and energy storage systems require differing properties: ─ Fast Charge ─ High Energy Density ─ Long Cycle Life NOVONIX Anode Materials collaborates with customers, leveraging our BTS team to rapidly design, develop, produce and evaluate performance of customized materials NOVONIX’s proprietary process provides consistent, high performance synthetic graphite, utilizing low Product Engineered Specifically for Customers’ Needs Compression Density Long-Life ESS Focus Charge Rate Cycle Life Safety Cost CO2 Intensity Energy Density Compression Density Long-Life EV Focus Charge Rate Cycle Life Safety Cost CO2 Intensity Charge Rate Cycle Life Safety Cost CO2 Intense Energy Density ASX: NVX Nasdaq: NVX | OTC Small Cap Conf. October 2024 Logo 19

NOVONIX has Demonstrated a Pathway to Profitable Production in the U.S.

Overview of Riverside Facility Unit Economics

Reflects Operating at Target Capacity of 20K tpa[1]



$12.50
$10.00
$7.50
$5.00
$2.50
$0.00
US$/KG
$6-8/Kg
$7-10/Kg
Up to
$0.45/Kg
Up to
$0.50/Kg
U.S. Government Programs
23-30% Margin
$1.60-$2.95/Kg
Operating Costs
Sales Price
DOE MESC
48C ITC
Operating Income

1. Operating Costs include raw materials, Riverside SG&A, labor, energy, maintenance, and depreciation. Cost and sale ranges are indicative of potential product types with different specifications. Margin includes the potential impacts of the 48C tax credit (expected to be monetized to support financing) and DOE MESC grant shown through reduced depreciation impact and excludes any potential benefit from Section 301 tariffs. Lower margin bound unchanged from previous lower target with potential implied value of 45X tax credit.

Market & Government Influence on Economics

- Pricing and margins range depend on:
  - Product specification
  - Localization premium
  - U.S. Government initiatives:
    - Section 301 Tariffs – 25% tariff on graphite effective June 15, 2024
    - 48C Investment Tax Credit – 30% of investment, monetizable year placed in service
    - 45X Production Tax Credit – 10% of cost of production and is monetizable
    - Section 30D/IRA Compliance – 2027 requirement for not sourcing from FEOC
  - Continued production campaigns and independent engineering assessment support furnace throughput and demonstrate robust unit economics for Riverside
  - Unit economics expected to improve with increased scale achieved at future facilities

NOVONIX
ASX: NVX Nasdaq: NVX | OTC Small Cap Conf. October 2024
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Path to Commercial Production at Riverside 1H2024 2Q2024 2H2024 February 2024 Announcement of the off-take agreement with Panasonic Energy Equipment Deposits Initial deposits on additional furnaces and equipment to reach 3K tpa of capacity by December 2024 Facility Improvements Production equipment installation and commissioning. Utility infrastructure to support equipment and automation Engineering Report Riverside independent engineering report completed Installing Capacity to 3K tpa Riverside in process of receiving, installing and commissioning equipment to reach initial 3K tpa to be operational in 2025 in support of supply agreements with KORE Power and Panasonic Energy 2025 3K tpa Production Start-up Production line start-up Investing Towards 5K tpa Continue expansion of production through ordering, installation and commissioning of additional production equipment to support customer demand On-Site Equipment to be Commissioned Grinding/Shaping Gen 3 Furnace Calciner Sieve/De-Mag Complete On track On track Sieve/De-Mag ASX: NVX Nasdaq: NVX | OTC Small Cap Conf. October 2024 Logo 21

Customer Commitments Support NOVONIX North American Growth Plan

Anode Market Share[1]:

	Phase 1	Phase 2	Phase 3
Anode Market Share[1]	~1.4%	~3.4%	~11.6%
NOVONIX Capacity + Growth Plans	**Phase 1**: Riverside 20K tpa[2,3]	**Phase 2**: Riverside + Greenfield #1 50K tpa[2,3]	**Phase 3**: Additional Greenfields >150K+ tpa[2]
NOVONIX Illustrative Scale Plan[4]	Panasonic Energy + KORE Power ~ 364K Per year	Panasonic + KORE + LGES + Add'l Tier 1s ~ 909K Per year	Portfolio of Customers ~ 2.7M+ Per year

1. Market share based off implied North American graphite demand in 2030. Based on announced capacity. Assumes full utilization. Source: Benchmark Mineral Intelligence Gigafactory Assessment –August 2024.
2. Company expectations aligned with customer contracts, capital availability and anticipated customer demand, which may or may not materialize.
3. KORE Power agreement to supply Koreplex anticipates a ~3K tpa delivery ramping to ~12K tpa rate. Panasonic Energy agreement calls for 10,000 tonnes over four years, Upon successful completion of JDA, LGES has the option to purchase up to 50,000 tons of artificial graphite anode material over a 10-yearperiod from the start of mass production in a separate supply agreement.
4. Assumes 55kg of graphite per EV.

NOVONIX

ASX: NVX Nasdaq: NVX | OTC Small Cap Conf. October 2024

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CLICK TO EDIT MASTER TITLE STYLE ASX: NVX Nasdaq: NVX April 2024 ASX: NVX Nasdaq: NVX | OTC Small Cap Conf. October 2024 Goals for the Future of NOVONIX Forefront of product innovation Recognized battery technology leader Scaling anode materials production capacity to 150K tpa Patented, All-Dry Zero-Waste Cathode technology supported by our proprietary processing Highly developed IP with leading market positions Foresee strong cash flow generation and margins logo 23

Appendix LOGO

We Play a Critical Role in the Lithium-ion Battery Value Chain Mining Raw Material Processing Materials & Cell Component Production Battery Cell/Pack Production EV & ESS Production Recycling Visibility across the entire battery value chain provides competitive intelligence and attractive opportunities for NOVONIX Note: Companies presented above are for indicative purposes only and not a representation of customer relationships. Logo 25

NOVONIX has Optimized Synthetic Graphite Manufacturing and Attracted Tier-1 Partnerships Strategic Partnerships NOVONIX Graphitization Process Offers End-User Advantages Partnership with Harper International, a domestic specialized furnace technology leader, developing and supplying NVX with proprietary systems for thermal processing Signed a Joint Research and Development Agreement (JDA) with LGES in June 2023 Engaged with PSX in technology development agreement to collaborate on optimization of feedstock ad anode processing with the goal of higher performance lower carbon intensity materials Energy efficient systems reducing environmental permitting requirements Integrated and strong collaboration with precursor material and equipment providers Customizable processing equipment to match various customer requirements Incumbent technology standard process RAW Material precursor crushing performance micronizing and classifications agglomeration drying and calcination graphitization particle coating calcination sieving/magnetic separations and packaging incumbent technology standard process ASX: NVX Nasdaq: NVX | OTC Small Cap Conf. October 2024 logo 26

U.S. Legislation Providing Direct Support Section 301 Tariffs Section 301 includes a 25% tariff on artificial graphite imported from Chinato help remove unfair market distortions imposed by China’s anticompetitive behaviors and size advantage in the battery materials sector IRA Tax Credits& Consumer Credit Inflation Reduction Act of 2022 ("IRA") includes tax and other incentives to promote U.S. production of electric vehicles ("EVs"), renewable energy technologies, and critical minerals, representing the single biggest climate investment in U.S. history. IRA includes a $7,500 federal consumer tax credit (Section 30D) for qualifying electric vehicles, ─$3,750 of the credit must meet critical minerals requirement ─$3,750 from battery components must meet be manufactured or assembled in North America or Countries with an FTA ─FEOC component for graphite has been suspended until January 1, 2027 and manufacturers must progress local supplies to remain qualified New production and" advanced manufacturing" tax credits ─Section 45X provides a 10% tax credit which is available to producers of electrode active materials (measured as a percentage of total cost of production). ─Expands section 48C to provide $10 billion in tax credits. The tax credit is 30 percent of the amount invested in new or upgraded factories to build specified renewable energy components. DOE MESC Grant, 48C ITC & DOE LPO Loan •NOVONIX finalized US$100 million of grant funding by the Department of Energy (DOE) Office of Manufacturing and Energy Supply Chains (MESC) to expand NAM’s domestic production of high-performance, synthetic graphite anode materials – one of 21 winners across 12 categories •NOVONIX selected for $103 million 48C investment tax credit for Riverside facility, which may be monetized. •NOVONIX has applied for a loan though DOE LPO. The loan, if received, would contribute toward funding the company’s greenfield facility. ASX: NVX Nasdaq: NVX | OTC Small Cap Conf. October 2024 27

US$100 Million Grant Award from U.S. Department of Energy DOE MESC Grant Aids Ability to Scale Faster •NOVONIX Anode Materials division was awarded one of the initial grants from the U.S. Department of Energy for US$100 million •Grant award was funded through President Biden’s Bipartisan Infrastructure Law (BIL) which aims to strengthen the North American battery supply chain •October ‘23 Chinese export controls on graphite highlight the importance of US based suppliers such as NOVONIX •Funding underpins doubling of production capacity to 20,000 tpa at existing Riverside (Chattanooga) facility and will be overseen by DOE MESC DOE LPO Loan Process •NOVONIX Anode Materials division has applied for a ATVM loan in October 2022 from the U.S. Department of Energy LPO office for a Greenfield location •The loan may fund up to 80% of the value of the eligible project costs •Debt priced at U.S. Treasury rates for the applicable term of the loan •Construction financing and long loan tenors •DOE is a reliable anchor lender actively engaged throughout the project life MESC Office of Manufacturing and energy Supply Chains 1 Pre-Application LPO meets with potential applicant to discuss project eligibility application process and applicant questions. 2.Application & Review LPO establishes project eligibility and redness to proceed followed by programmatic technical and financial evaluation 3.Due Diligence LPO and applicant engage third-party advisors and negotiate term Sheet 4. Conditional Commitment LPO Offers term Sheet for loan or loan guarantee The Offer is contingent on borrower satisfying certain conditions. 5.Financial Close LPO and borrower execute definitive financing documents subject to additional conditions precedent to loan disbursements 6. Monitoring LPO monitors project and acts as trusted partner for the life of the loan acting in the best interest of the U.S. government and taxpayers Source: DOE LPO https://www.energy.gov/lpo/application-process ASX: NVX Nasdaq: NVX | OTC Small Cap Conf. October 2024 28

Strategic Relationship with KORE Power Highlights of Agreement KORE Power is a leading U.S. based developer of battery cell technology for clean energy industries • NOVONIX and KORE Power have worked together since 2019 through NOVONIX’s BTS division to improve and validate KORE’s battery technology • KORE announced July 2021 the intention to build KOREPlex, a one million square foot manufacturing that will support up to 12 GWh of battery cell production in Buckeye, AZ • KOREPlex scheduled to begin construction in 2024 and production in 2025 • Through the signed Supply Agreement, NOVONIX will be the exclusive supplier of graphite anode material to KOREPlex which, when in full production, will be close to 12,000 tonnes per year of material • NOVONIX invested $25M USD to acquire a roughly 5% stake in KORE Power Kore $75M Raised first Round investment completed SIEMENS Quanta Nidec Honeywell 7 GWh Agreement kore power selected to provide battery cells for energy vault through 2027 korepower energy vault enabling renewable world $850M COMMITTED conditional commitment received from U>S> department of energy kore power 202GWH OFFTAKE kore power+ Nidec agreement includes cells & ess systems beginning in 2024 kore power Nidec ASX: NVX Nasdaq: NVX | OTC Small Cap Conf. October 2024

NOVONIX Establishes Strategic Relationship with LG Energy Solution

LG Energy Solution (LGES) Overview


LG Energy Solution

LGES has 6 plants in North America built or planned for completion in 2025

LG Energy Solution

- LGES is a leading U.S. based developer of battery cell technology for EV and ESS Batteries
- LGES has developed relationships with GM, Honda, Hyundai and Stellantis in North America to supply EV batteries
- LGES plans for 8 plants with ~347 GWh of gigafactories in North America

Highlights of JDA & Investment Agreements

- NOVONIX and LGES signed a Joint Research and Development Agreement (JDA) in June 2023
- Upon successful completion of JDA, LGES has the option to purchase up to 50,000 tons of artificial graphite anode material over a 10-yearperiod from the start of mass production in a separate supply agreement
- LGES invested US$30M in convertible notes issued by NOVONIX

NOVONIX

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Conditional Proposal - Mount Dromedary & Axon Graphite

World class, large-scale natural high-grade flake graphite project

- Conditional 50/50 Joint Venture with NVX "merging" Mount Dromedary asset in exchange for shares in LEL subsidiary, Axon Graphite
- Axon Graphite holds the Burke and Corella Tenements in Queensland
- Intend to list Axon Graphite on the ASX to raise new capital targeting between A$15 million – A$25 million

Axon's principal activities will include:

- Advancing the development of the Burke/Mt. Dromedary graphite projects;
- Advancing the exploration, evaluation and development of the Corella graphite project;
- Progressing the development of a vertically integrated Spherical Purified Graphite Battery Anode Material manufacturing facility in Queensland; and
- Investigating and potentially pursuing other prospective projects in the battery minerals sector both in Australia and abroad.


Burke Graphite Project Site


Corella Graphite Deposit Site


Burke Graphite

LITHIUM ENERGY LTD


EPM 25443
Burke Tenement
EPM26025 -
Sub-Block D
Mt. Dromedary
Drilling Envelope
Burke Drilling
Envelope
EPM26025 -
Sub-Block J
EPM 17246
EPM17323
EPM26025 -
Sub-Block O
EPM26025 -
Sub-Block 8
Burke DD drillhole
Burke RC drillhole
Mt Dromedary drillhole
Burke Tenement
Mt Dromedary Tenement
0
500m


Drill Holes & Tenements
Burke & Mt Dromedary Graphite Projects, Queensland

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ASX: NVX Nasdaq: NVX | OTC Small Cap Conf. October 2024
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NOVONIX’s Battery Technology Paves the Way for the Next Generation Demonstrated and Projected Performance Predicted to Exceed 1 Million Miles based on ~2 Years of Test Data (1) 1.00 0.98 0.96 0.94 0.92 0.90 0.88 0.86 0.84 0.82 0.80 Norm. Capacity 1,000,000 Miles 330,000 1,000,000 1,650,000 Equivalent Driving Miles PC622/Synthetic Graphite SC622/Natural Graphite SC622/Synthetic Graphite SC622/Synthetic Graphite + NOVONIX Advanced Electrolyte SC622/NOVONIX Anode Material + Advanced Electrolyte Building full cells for performance testing to demonstrate performance of NOVONIX anode, cathode, and electrolyte technologies in a single cell 1. Data based on internal measurements taken as part of verification process. 40°C full depth of discharge cycling, Assumed 330-mile range. Projection lines shown for guidance. SC NCM622 shown here is Commercial SCC reference material. ASX: NVX Nasdaq: NVX | OTC Small Cap Conf. October 2024 32